July 2, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Ethanex Energy, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
July 2, 2007
(File No. 333-139787)

Ladies and Gentlemen:

On behalf of our client, Ethanex Energy, Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 4 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-139787) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from Amendment No. 3.

By letter dated June 29, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the Staff with respect to Amendment No. 3 to the Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update certain information contained in the Registration Statement to reflect developments since the date of Amendment No. 3. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 3.

Merger and Private Offering, Page 1

1.	Please disclose your response to prior comments nine and ten other than value.

In response to the Staff’s comment, the Company has provided this additional disclosure in the section “General Corporate Matters” on page 36 and inserted as a cross-reference on page 1.

Development of New Greenfield Plants, Page 45

2.	You continue to state that you have one site under development. Please delete that statement as noted in your response to comment two.

In response to the Staff’s comments, the Company has deleted the statement under “Development of New Greenfield Plants” on page 47 that “…the Company currently has one site under development.”

Bio-refinery Ethanol Production System, page 31

3.	Please update the information regarding the agreement that will be entered into by June 30, 2007.

In response to the Staff’s comment, the Company has updated this information on page 31.

Financial Statements

Note 13 - Subsequent Events, page F-16

4.
We have reviewed your response to our prior comment 16. It still remains unclear to us how you determined that your investment was not impaired as of March 31, 2007. In this regard, you highlight several events (including the eight amendments to the joint venture) which call into question the recoverability of your investment. The fact that the final event (i.e. the April 2007 termination letter) was received subsequent to you March 31, 2007 balance sheet date does not support your conclusion that your investment was not impaired as of March 31, 2007. Specifically we note the following:

•
You were required to make a $30 million investment in the joint venture. In mid-March, you were informed by Chevron, that it would be unable to guarantee to your lenders that a plant constructed using the SEMO technology would perform to specifications.

•
You indicate that Chevron’s position was not relevant to determining whether the assets were impaired. However, if the Company could not obtain financing, why would SEMO give the Company the right to continue development. Furthermore, if the Company had the right to continue development, what is the value of that right if the Company could not obtain financing.

•
Based on the information provided, it does not appear that SEMO had anything at risk with regard to this joint venture. Therefore, SEMO could continually extend the effective date without any detriment to itself in the hope that the Company could make its $30 million cash contribution.

In response to the staff’s comments, the Company has re-evaluated its analysis of the facts and circumstances of the impairment and has filed a 10-Q/A with the Commission that shows an impairment of these assets as of March 31, 2007. In addition, the financial statements filed with the Amendment reflect this impairment.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin

Kenneth S. Goodwin